AA 9-24-2004

SECURITIES AND EXCHANGE COMMISSION

04016594

VF 9-23-04

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ANNUAL AUDITED REPORT (A)
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-49409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestech Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8100 E 22nd St., North #B, Bldg. 600
(No. and Street)

Wichita (City) KS (State) 67226 (Zip Code)

SEC MAIL PROCESSING RECEIVED SEP 2 1 2004 WASH. D.C. 179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hanneman & Hewitt, PA
(*Name – if individual, state last, first, middle name*)

229 E. William, Suite 310 (Address) Wichita (City) KS (State) 67202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 27 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/2

OATH OR AFFIRMATION

I, Earle W. Evans, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestech Securities, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA A. MCCULLOUGH
MY COMMISSION EXPIRES
February 26, 2006
NOTARY PUBLIC OFFICIAL SEAL STATE OF KANSAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASD

Via Certified Mail
Return Receipt Requested

September 16, 2004

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 21 2004
WASH. D.C.
179

Mr. Earle W. Evans, III
President
Vestech Securities, Inc.
8100 E. 22nd Street, North #B Bldg. 600
Wichita, KS 67226

Dear Mr. Evans:

This letter acknowledges receipt of your June 30, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Facing Page (Form X-17-5 Part III); and

2. An Oath or Affirmation (Signed by duly authorized officer etc. and notarized).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC Regional or District Office, and two copies to the SEC Washington, D.C. Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by September 24, 2004. Questions may be addressed to the undersigned, at 816-802-4741.

Sincerely,

Robert P. Edler
Field Supervisor

RPE/kc
Enclosure [Form X-17A-5 Part III Facing Page]

Kansas City District Office
120 West 12th Street, Suite 900
Kansas City, MO
tel 816 421 5700